EXHIBIT 7.1

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2011 and 2010 is as follows.

	As of March 31,
	2011	2010
	(Rs. millions)
Long term debt	201,471.3	198,897.4
Short term debt (including current portion)	185,990.8	224,254.3
Total debt (A)	387,462.1	423,151.7
Cash and cash equivalents	90,670.9	63,462.9
Mutual fund units (current portion)	11,243.6	10,662.3
Total investible surplus (B)	101,914.5	74,125.2
Net debt (A - B)	285,547.6	349,026.5
Equity (including minority interest)	211,259.3	102,222.8
Net debt/equity	1.4	3.4